This Form CB contains 62 pages, including all exhibits.

5-81736

06033517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

York-Benimaru Co., Ltd.
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

York-Benimaru Co., Ltd.
Zenko Ohtaka
2-18-2, Asahi, Koriyama-shi
Fukushima 963-8543, Japan
+81-24-924-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the convocation notice of the annual shareholders' meeting with its attachments and the proxy card dated May 1, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), York-Benimaru Co., Ltd. ("York-Benimaru") is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. York-Benimaru will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

York-Benimaru Co., Ltd.

By: Zenko Otaka

Name: Zenko Ohtaka
Title: PRESIDENT and CHIEF OPERATING OFFICER
Date: May 1, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the convocation notice of the annual shareholders' meeting with its attachments and the proxy card dated May 1, 2006.

Exhibit 1

This convocation notice of the annual shareholders' meeting with its attachments and the proxy card are an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

Cautionary Note Regarding Forward-Looking Statements

All statements herein other than statements of historical fact are "forward-looking statements" for purposes of the United States securities laws. These statements reflect management's current views with respect to future events, financial performance and other aspects of our business. Statements that include the words "may," "estimate," "continue," "expect," "plan," "goal," "intend," "believe," "project," "anticipate" and similar statements of a forward-looking nature identify forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. These factors may include the following:

(a)York-Benimaru Co., Ltd.'s or the affiliate companies (the "Group")'s level of indebtedness and any resultant restrictions on financial flexibility;
(b)The continued availability of financing on acceptable terms in amounts sufficient to support the Group's future business;
(c)Competition that the Group will face from existing and potential future industry participants;
(d)Potential difficulties and demands on management's time resulting from the need to integrate the Group's businesses and operations following the stock-for-stock exchange;
(e)Uncertainties relating to the Group's ability to achieve expected cost-savings or operational or financial synergies as a result of the stock-for-stock exchange;
(f)The extent to which Group members undertake acquisitions or enter into strategic joint ventures or partnerships, and the terms thereof;
(g)Uncertainties relating to the Group's expansion of its business activities internationally, including in the Peoples Republic of China;
(h)Uncertainties relating to the Group's expansion of its network of retail stores;
(i)Fluctuations in interest rates and foreign currency exchange rates;
(j)The availability, or increases in the cost, of products to be included in the Group's inventory;
(k)Changes in consumer tastes or spending patterns and their impact on demand for the Group's products and services;
(l) The loss of major customers or suppliers;
(m)Changes in applicable laws or regulation; and
(n)Japanese economic conditions.

U.S. Securities Law Matters

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

Securities Code No. 8188
May 1, 2006

To Shareholders:

18-2, Asahi 2-chome, Koriyama-shi, Fukushima
York Benimaru Co., Ltd.
Zenko Ohtaka, President and C.O.O

CONVOCATION NOTICE OF 43RD ANNUAL SHAREHOLDERS' MEETING

You are invited to attend the 43rd Annual Shareholders' Meeting of York Benimaru Co., Ltd. (the "Company"), which will be held as indicated below.

Shareholders who do not plan to attend the meeting are requested to read and consider the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights," to indicate your vote for or against the proposed actions in the enclosed proxy card with your seal impressions affixed, and to return the completed proxy card to the Company by May 18, 2006.

Particulars of the Meeting

1. **Date:** 10:00 a.m., May 19, 2006 (Friday)
2. **Place:** Koriyama View Hotel Annex 4F
   10-10, Nakamachi, Koriyama-shi, Fukushima
   (Please refer to the map on the back cover.)

3. **Purposes of the Meeting**

Matters to Be Reported:

1. Report on the Business Report, Balance Sheet, Income Statements for the 43rd Accounting Period (from March 1, 2005 to February 28, 2006) and the matters concerning the acquisition of treasury shares by the resolutions of the board of directors pursuant to the authorization by the articles of incorporation.
2. Report on the Consolidated Balance Sheet and Consolidated Income Statement for the 43rd Accounting Period (from March 1, 2005 to February 28, 2006), and the results of audits of the consolidated financial statements by the accounting auditor and the board of corporate auditors.

Matters to be Approved:

Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 43rd Accounting Period.

Proposal 2: Approval of the Stock-for-Stock Exchange Agreement between the Company and Seven & I Holdings Co., Ltd.

An outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 30 - 38 in the original Japanese text).

Proposal 3: Partial Amendments to the Articles of Incorporation

An outline of the proposal is shown in the accompanying "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp. 39- 50 in the original Japanese text).

Proposal 4: Election of Six (6) Directors.

If you attend the shareholders' meeting, please submit the enclosed proxy card to the receptionist of the meeting.

(Appendix)

Business report

(from Mar. 1, 2005, to Feb. 28, 2006)

1. Performance overview

(1) Progress and achievements in the performance of the corporate group and issues to address

(Overview for this term)

The Japanese economy in this term steadily recovered, thanks to increases in capital investment and exports, although oil prices continued to rise. However, economic sentiment differed from region to region. In the Tohoku region, where we have most of our stores, the economy remained with limited recovery.

In terms of personal spending, consumption activities became more diversified, with a continued tendency for decreasing disposable income in spite of the improvement in employment environment.

In this environment, our group has pursued realizing our motto "bringing pleasure, prosperity and convenience to the tables of our customers, who frequent our branches in each small market." We have worked to develop an organization and scheme for a network of 200 stores, under our basic policies of "enhancing individual store management," "strengthening product development capabilities," "strictly adhering to our four fundamental policies (friendly service, clean stores, fresh and flavorful products, and accurate inventory control), and "increasing productivity by technological innovation."

Regarding our sales activities, we were setting our biggest issue on establishment of sales plans and order placement meetings individually practiced in all stores to establish individual store management. To achieve greater customer satisfaction, we promoted each store this management approach to collect information such as sales trends of the goods and local events, develop a hypothesis from the information, formulate a sales plan to arrange sales floors, and then to verify the results with the sales data. Along with formulation and implementation of sales plans by time period, we also assessed the skills and management level of each staff member, and clarified their issues and goals for skill training. Moreover, we worked to improve inventory management by fixing the location of goods and furniture/fixtures and to enhance operation efficiency.

Resulting from all these efforts, our performance in this term marked JPY 306.639 billion in net sales (up 7.7% from the previous term), JPY 14.17 billion in ordinary income (up 0.04% from the previous term), and JPY 7.364 billion in current net income (down 5.6% from the previous term).

(Results by division)

In **the foods division**, in order to relieve growing consumer concerns about food safety, we focused on developing safe and reliable products with good flavor and high quality and procuring products from new producing regions, and disclosed traceability information through our website and on sales floors.

Regarding fresh foods, in seafood, we endeavored to establish a system for shipping from all regions of Japan and to promote sales on whole fish by offering an atmosphere of a fishermen's wharf. In fruits and vegetables, we expanded a range of products under the

Mukkun series, for which a natural soil improvement agent known as mukudai was used, and launched new products such as strawberries and melons.

In processed foods, use of uniform furniture/fixtures introduced to all stores contributed to an increased number of items sold related to fresh foods. We also developed products such as "peeled sweet chestnuts" under a quantity contract with the manufacturer's overseas factory. In daily foods, we developed our original products such as komusubi-shirataki and a Japanese deli series named misai ippin.

On the other hand, in delicatessens operated by our subsidiary Life Foods, core products such as Mukkun potato croquette were developed and promoted. Moreover, Quick Delica, new products for easy-cooking microwaveable meals under the concept "quick, easy and tasty," is now sold in 41 stores, increasing from 9 stores in the previous term-end.

Following these efforts, the sales in this division rose to JPY 252.872 billion yen, up 9.3% from the previous term.

In **Apparel division**, we developed Y-shirts and other high-function products for the cool-biz movement, and resumed offering outerwear in some stores, primarily in new stores. The total sales of apparel increased to JPY 20 billion, up 2.8% from the previous term.

In **household goods division**, we worked to coordinate the merchandising linked with food products, to offer proposals on seasonal lifestyles, and to improve the profitability by curbing markdown losses and reviewing staffing. The total sales of household goods climbed to JPY 18.774 billion, up 3.9% from the previous term.

In **tenants division**, we reviewed our tenant structure, along with store renovation. Total sales decreased to JPY 14.992 billion, down 5.9% from the previous year.

The following tables show the sales by category in this term.

① Sales of the corporate group by item category

By item category	Sales	Sales composition	From the previous term
Fresh foods	91,438 millions of yen	29.8%	108.5%
Processed foods	67,536	22.0	110.5
Daily foods	57,021	18.6	109.3
Delicatessen	36,875	12.1	109.2
Foods	252,872	82.5	109.3
Apparel	20,000	6.5	102.8
Household goods	18,774	6.1	103.9
Tenants	14,992	4.9	94.1
Total	306,639	100.0	107.7

(Note) transactions among consolidated companies are excluded from the above sales.

② Sales of our company by item category

By item category	Sales	Sales composition	From the previous term
Fresh foods	85,526 millions of yen	29.5%	103.0%
Processed foods	63,304	21.9	105.5
Daily foods	52,881	18.3	103.5
Foods	201,712	69.7	103.9
Apparel	19,872	6.9	102.2
Household goods	18,074	6.2	101.7
Tenants	49,734	17.2	100.9
Total	289,393	100.0	103.1

(Capital investment and financing of the corporate group)

Regarding store openings, we opened 8 stores in total; "Akatsuka store" (in Mito-shi, Ibaraki prefecture) and "Watari store" (in Watari-cho, Watari-gun, Miyagi prefecture) in Apr. 2005, "Bando store" (in Bando-shi, Ibaraki prefecture) in Jul., "Nakagou store" (in Kita-ibaraki-shi, Ibaraki prefecture) in Sep., "Nishi-wakamatsu store" (in Aizu-wakamatsu-shi, Fukushima prefecture) and "Fukudamachi store" (in Sendai-shi, Miyagi prefecture) in Oct., and "Ogawara store" (in Ogawara-cho, Shibata-gun, Miyagi prefecture) and "Ishikawa store" (in Ishikawa-cho, Ishikawa-gun, Fukushima prefecture) in Nov. On the other hand, along with store renovation, in May 2005 we temporarily closed "Nishiwakamatsu store (Shokuhin-kan)" (in Aizu-wakamatsu-shi, Fukushima prefecture) during this term, and closed down "Hanaharu store" (in Aizu-wakamatsu-shi, Fukushima prefecture) in Sep.

Meanwhile, Super Kadoya Kabushiki Kaisha, with a network of 17 food supermarket stores in Ibaraki prefecture, became our wholly-owned subsidiary as of Sep. 1, 2005, and they later opened "Tsuchiura-manabe store" (in Tsuchiura-shi, Ibaraki prefecture) in Feb. 2006.

As a result, the number of supermarket stores at the end of this term totaled 137, comprised of 54 stores in Fukushima prefecture, 36 in Miyagi prefecture, 14 in Tochigi prefecture, 12 in Yamagata prefecture, 21 in Ibaraki prefecture, including 3 stores operated by Midoriya Supermarket and 18 stores operated by Super Kadoya. Total sales floor space increased by 62,660 square meters from the previous term to 432,389 square meters.

We also launched a new distribution center for fresh foods on Nov. 15, 2005, in Koriyama-shi, Fukushima prefecture, which allows discrete temperature control for different products, because of the aging facility in the former Koriyama distribution center and its tightening capacity due to the increasing number of stores to cover. This new distribution center has on-site vendors with functions such as packing vegetables/fruits and collecting/storing bananas, which we believe will contribute to realizing "customer satisfaction," "improvement in staff operation," and "low-cost management."

The capital investment for this term (construction basis) amounted to JPY 12.772 billion yen, directed for new stores and store renovation, as well as for investment in stores to open in or after the next term. All these funds have been self-financed.

(Matters to be dealt with by the corporate group)

With respect to the outlook for the next term, it is forecast that competition between stores will be even more intense under the circumstance that full-fledged recovery in consumer spending cannot be expected. Detailed measures regarding consumer behavior which differentiate standards in quality, function and price by purchases of goods are also required. In order to accurately respond to changing customer needs, we will clarify on which categories we should focus and review merchandising in each category.

Regarding ecological issues, we will further pursue reducing waste and the use of packaging materials, to lessen CO_2 emissions, and to promote recycling to reduce strain on the environmental.

In the next term, we will remain committed to our basic policies of "enhancing individual store management," "strengthening product development capabilities," "strictly adhering to the four fundamentals," and "increasing productivity by technological innovation," and will pursue speedy implementation and full enforcement of such policies.

Although harsh competition is expected to continue, we will continue to pursue customer satisfaction by emphasizing human resource development, whereby each staff member in each store is trained to collect information and to continuously hypothesize and verify sales, and to establish the store model whereby profit comes from good merchandising, management and cost structure.

We would like to ask all shareholders for their continued support in the years ahead.

(2) Summary of corporate group and company business results and position of assets

① summary of corporate group business results and position of assets

Items	The 40th term (From Mar. 1, 2002 to Feb. 28, 2003)	The 41st term (From Mar. 1, 2003 to Feb. 29, 2004)	The 42nd term (From Mar. 1, 2004 to Feb. 28, 2005)	The 43rd term (From Mar. 1, 2005 to Feb. 28, 2006)
Net sales	JPY 264, 422 million	JPY 277,092 million	JPY 284,787 million	JPY 306,639 million
Ordinary income	JPY 12,013 million	JPY 13,367 million	JPY 14,164 million	JPY 14,170 million
Current net income	JPY 6,901 million	JPY 7,405 million	JPY 7,799 million	JPY 7,364 million
Current net income per share	JPY 135.58	JPY 145.41	JPY 153.13	JPY 144.73
Total assets	JPY 126,520 million	JPY 135,340 million	JPY 141,588 million	JPY 151,808 million
Net assets	JPY 105,116 million	JPY 111,201 million	JPY 117,301 million	JPY 123,581 million
Net assets per share	JPY 2,083.09	JPY 2,203.75	JPY 2,324.73	JPY 2,441.30

(Notes) 1. Current net income per share is calculated based on the average number of shares outstanding in the term (the number of shares excluding self-owned shares).

2. Net assets per share is calculated based on the number of outstanding shares at the end of the term (the number of shares excluding self-owned shares).

3. From the 41st term, our financial statements have been prepared in compliance with rules stipulated in the Commercial Code Enforcement Regulations (Ordinance No. 22 by the Ministry of Justice dated Mar 29, 2002, and the final revision of Ordinance No. 4 by the Ministry of Justice dated Jan. 13, 2005). Therefore, the previous terms "current income" and "current income per share" are indicated here as "current net income" and "current net income per share," respectively.

4. From the 41st term, figures for current net income per share and net assets per share have been indicated after rounding to the accuracy as indicated in the table.

5. From the 42nd term, documents for consolidated accounting have been prepared in compliance with Article 19-2 of "Laws related to exceptions applied to the Commercial Code on auditing and other activities by corporations." Accordingly, all values indicated in the terms up to and including the 41st term are based on consolidated accounting reports not subject to audit by corporate auditors and accounting auditors as stipulated in Article 19-3 of this law.

② Summary of company business results and position of assets

Items	The 40th term (From Mar. 1, 2002 to Feb. 28, 2003)	The 41st term (From Mar. 1, 2003 to Feb. 29, 2004)	The 42nd term (From Mar. 1, 2004 to Feb. 28, 2005)	The 43rd term (From Mar. 1, 2005 to Feb. 28, 2006)
Net sales	JPY 262,305 million	JPY 272,890 million	JPY 280,595 million	JPY 289,393 million
Ordinary income	JPY 10,584 million	JPY 11,122 million	JPY 11,835 million	JPY 11,921 million
Current net income	JPY 6,122 million	JPY 6,186 million	JPY 6,545 million	JPY 6,716 million
Current net income per share	JPY 120.43	JPY 121.59	JPY 128.60	JPY 132.42
Total assets	JPY 111,419 million	JPY 118,041 million	JPY 123,412 million	JPY 126,977 million
Net assets	JPY 91,914 million	JPY 96,793 million	JPY 101,654 million	JPY 104,192 million
Net assets per share	JPY 1,821.61	JPY 1,918.38	JPY 2,014.78	JPY 2,058.60

(Notes) 1. Current net income per share is calculated based on the average number of shares outstanding in the term (the number of shares excluding self-owned shares).

2. Net assets per share is calculated based on the number of outstanding shares at the end of the term (the number of shares excluding self-owned shares).

3. From the 41st term, our financial statements have been prepared in compliance with rules stipulated in the Commercial Code Enforcement Regulations (Ordinance No. 22 by the Ministry of Justice dated Mar 29, 2002, and the final revision of Ordinance No. 4 by the Ministry of Justice dated Jan. 13, 2005). Therefore, the previous terms "current income" and "current income per share" are indicated here as "current net income" and "current net income per share," respectively.

4. From the 41st term, figures for current net income per share and net assets per share have been indicated after rounding to the accuracy as indicated in the table.

2. Overview of the corporate group and our company (as of Feb. 28, 2006)

(1) Major business lines of the corporate group

Our corporate group consists of our company, 3 subsidiaries, 1 affiliate company and 2 related companies to be engaged in retail and food manufacturing/processing businesses as a regional supermarket chain to sell daily essentials, mainly foods. The sales department has 4 pillars; foods, apparel, household goods and tenants.

Business lines	Main companies
Supermarkets	York-Benimaru Co., Ltd., Midoriya Supermarket Co., Ltd., Super Kadoya Co., Ltd., * Beijing Wang fu jing Yokado Commercial
Food manufacturing/sales	Life Foods Co., Ltd.
Superstore	* Ito-Yokado Co., Ltd.
Planning, administration, management and other business for the retail companies in the corporate group	* Seven & I Holdings Co., Ltd.

(Notes) 1. The companies marked with an * in the above table are our related/affiliated companies, and all others are subsidiaries and other entities.

2. Super Kadoya Co., Ltd., became our wholly-owned subsidiary upon the stock-for-stock exchange as of Sep. 1, 2005.

3. We merged with Midoriya Supermarket Co., Ltd., on Mar. 1, 2006.

4. Ito-Yokado Co., Ltd., is a wholly-owned subsidiary of Seven & I Holdings Co., Ltd.

(2) Main offices and factories of the corporate group

① Our company

- Head office: Asahi 2-18-2, Koriyama-shi, Fukushima prefecture
- Stores: (116 stores)

Prefectures	Store names
Fukushima Pref. (51 stores)	Hamada store, Miharu store, Sasaya store, Kibogaoka store, Izumi store, Onahama store, Sukagawa-minami store, Fukuyama store, Saikon store, Senoue store, Kuwano store, Showa-machi store, Asaka-machi store, Ikki-machi store, Motomiyatate-machi store, Minami-fukushima store, Iwaki-kami-arakawa store, Nihonmatsu-inter store, Haramachi store, Ono-machi store, Kitakata store, Souma store, Iwaki-izumi store, Sukagawa-nishi store, Daishin store, Yanagawa store, Monden store, Tajima store, Date store, Iwaki-yumoto-minami store, Hirano store, Inawashiro store, Fukushima-nishi store, Tanagura store, Arai store, Mega-stage-shirakawa store, Yokozuka store, Ono-plaza store, Cosmos-dori store, Namie store, Yatsu-yamada store, Niidera store, Yoshikura store, Shin-koharada store, Mega-stage-yabuki store, Ohtsuki store, Motomiya-inter store, Nakoso-eguri store, Noda-store * Nishi-wakamatsu store * Ishikawa store
Miyagi Pref. (36 stores)	Sendai-aramaki store, Sendai-yamato-machi store, Shiogama store, Furukawa store, Sanuma store, Yamoto store, Kogota store, Taiwa-yoshioka store, Iwanuma store, Rifu store, Furukawa-fukuura store, Izumi-furuuchi store, Kakuda store, Yanagyu store, Naka-niida store, Wakuya store, Tsukidate store, Ohkaido store, Minato-kazuma store, Mamisawa store, Tagajo store, Nakaura store, Wakayanagi store, Shibata store, Iwanuma-nishi store, Minami-yoshinari store, Furukawa-minami store, Izumi-shogen store, Yamada-kagitori store, Natori-nishi store, Toomizuka store, Shiroishi store, Shinden-higashi store * Watari store, * Fukuda-machi store, * Ogawara store
Tochigi Pref. (14 stores)	Kuroiso store, Miyukigahara store, Wakamatsubara store, Nishinasuno store, Kanuma store, Yaita store, Ishii store, Hosoya store, Ujiie store, Otawara store, Nishi-kawata store, Ishibashi store, Izumigaoka store, Yanaze store
Yamagata Pref. (12 stores)	Nanyo store, Nagai store, Higashine store, Shinjo store, Yonezawa store, Lala-Park-Tendo store, Sagae store, Dainome store, Minamidate store, Narisawa store, Narushima store, Kahoku store
Ibaraki Pref. (3 stores)	* Akatsuka store, * Bando store, * Nakagou store

(Notes) 1. The stores marked with * opened in this term.
2. The Hanaharu store was temporary closed for store renovation in Sep. 2005.
3. In the Nishi-wakamatsu store, the Shokuhinkan area was closed in May 2005 along with store renovation, and reopened in Oct. 2005.

- Distribution centers (6 places)

	Center name
Centers for fresh foods	* Koriyama Center (Fukushima prefecture), Sendai Center (Miyagi prefecture), * Tochigi Center (Tochigi prefecture), * Yamagata Center (Yamagata prefecture)
Centers for groceries	* Fukushima Grocery Center (Fukushima prefecture), * Miyagi Grocery Center (Miyagi prefecture)

(Notes) 1. The distribution centers marked with* are outsourced.
2. Koriyama Center was transferred to a new premise within Koriyama-shi, Fukushima prefecture, in Nov. 2005.

② Subsidiaries

Life Foods Co., Ltd.	Head Office	Aza-furumachi 48-1, Kubota, Fukuyama-machi, Koriyama-shi, Fukushima prefecture
	Factories	Koriyama (Fukushima prefecture), Sendai (Miyagi prefecture)
	Stores	Fukushima prefecture: 52 stores, Miyagi prefecture: 36 stores, Tochigi prefecture: 14 stores, Yamagata prefecture: 12 stores, Ibaraki prefecture: 4 stores
Midoriya Supermarket Co., Ltd.	Head Office	Aza Chuo 416, Oaza Kohama, Tomioka-machi, Futaba-gun, Fukushima prefecture
	Stores	Fukushima prefecture: 3 stores
Super Kadoya Co., Ltd.	Head Office	Hatori 2737, Minori-machi, Higashi-ibaraki-gun, Ibaraki prefecture
	Stores	Ibaraki prefecture: 18 stores

(Notes) 1. Life Foods Co., Ltd., has its stores as tenants in all of our stores and in the Tomioka store of Midoriya Supermarket, as well as in Tsuchiura-manabe store of Super Kadoya.

2. Super Kadoya closed the Shin-Moriya store in Mar. 2006.

3. In accordance with the municipal merger in Mar. 2006, the address of the head office of the Super Kadoya has been changed to Hatori 2737, Omitama-shi, Ibaraki prefecture.

(3) Stock information

① Authorized number of shares 100,000,000 shares

② Number of outstanding shares 50,634,535 shares

③ Number of shareholders 4,593 shareholders

④ Large shareholders (top 10)

Shareholder name	How much large shareholders are investing in our company		How much our company is investing in large shareholders	
	Number of shares held	Proportion of voting rights	Number of shares held	Proportion of voting rights
Ito-Yokado Co., Ltd.	15,884 thou. shares	31.4%	-thou. shares	-%
Northern Trust Company (AVFC) Sub-account American Clients	4,255	8.4	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	3,435	6.8	-	-
Seven & I Life Design Institute Co., Ltd.	2,476	4.9	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,105	4.2	-	-
Zenko Ohtaka	1,699	3.4	-	-
Zenjiro Ohtaka	853	1.7	-	-
Japan Trustee Services Bank, Ltd. (Trust Account 4)	852	1.7	-	-
Goldman Sachs International	727	1.4	-	-
York-Benimaru Employees Stock Ownership Plan	679	1.3		

(Notes) 1. We do not own a share of Ito-Yokado Co., Ltd., but have 639,000 common shares of Seven & I Holdings Co., Ltd., its holding company (holding 0.05% of the shares).

2. Ito-Yokado Co., Ltd., had a corporate demerger as of Mar. 1, 2006, and the effecting the demerger was absorbed by Seven & I Holdings Co., Ltd., together with their holdings of our shares on the same date. Consequently, Seven & I Holdings Co., Ltd., has taken over the shareholdings of Ito-Yokado Co., Ltd., indicated in the above table to become our major shareholder.
3. IYG Life Design Institute Co., Ltd., changed its corporate name to Seven & I Life Design Institute Co., Ltd., on Sep. 1, 2005.

(4) Acquisition, disposal and holding of self-owned shares

① Acquired shares

Common shares 1,519,128 shares
Total acquisition amount 4,701 million yen
From the above,
Shares bought after the resolution at a board meeting
Acquired self-owned shares to secure allocation for shareholders of Super Kadoya in order to reorganize it to be our wholly-owned subsidiary by the stock exchange
Common shares 1,516,200 shares
Total acquisition amount 4,691 million yen

② Disposed shares

Common shares 1,680,000 shares
Total disposed amount 1,935 million yen

③ Shares processed to lapse

Not applicable.

④ Self-owned shares at the account settlement

Common shares 49,001 shares

(5) Employees of the corporate group and our company

① Employees of the corporate group

Number of employees	Change from the previous term
2,382	304 (increase)

(Note) In addition to the above, we employ 13,587 part-time workers (monthly average by converting man-hours by 8 hours per day and 163 hours per month).

② Employees of our company

Number of employees	Change from the previous term	Average age	Average length of service
1,882	63 (increase)	35 years and 11 month old	14 years and 2 months

(Note) Apart from the above, we employ 8,407 part-time workers (monthly average by converting man-hours by 8 hours per day and 163 hours per month).

(6) Subsidiaries and affiliates

① Major subsidiaries

Company name	Capital stock	Percentage of voting rights	Major businesses
Life Foods Co., Ltd.	JPY 120 million	100.0%	Food manufacturing/sales
K. K. Midoriya Supermarket	JPY 10 million	100.0%	Supermarket
K. K. Super Kadoya	JPY 80 million	100.0%	Supermarket

(Notes) 1. Super Kadoya Co., Ltd. became our wholly-owned subsidiary upon the stock-for-stock exchange as of September 1, 2005.

2. Midoriya Supermarket Co., Ltd. was absorbed by merging with us on March 1, 2006.

② Other subsidiaries and affiliates

Company name	Capital stock	Percentage of voting rights	Major businesses
Beijing Wang fu jing Yokado Commercial Co., Ltd.	USD 12,000 thousand	20.0%	Supermarket

Company name	Capital stock	Percentage of voting rights	Major businesses
Ito-Yokado Co., Ltd.	JPY 47,987 million	36.3%	Superstore

(Notes) 1 We concluded a business tie-up agreement mainly regarding product supply which has been in effect since 1973.

2. Of the percentage of voting rights, 4.9% are owned by indirect shareholders.

3. Ito-Yokado Co., Ltd. carried out a corporate demerger as of March 1, 2006, and the new company resulting from the demerger was absorbed by the merger with Seven & I Holdings Co., Ltd., together with their holdings of our shares on the same date. Consequently, Seven & I Holdings Co., Ltd. took over the shareholdings of Ito-Yokado Co., Ltd., as indicated in the above table, on the same day.

③ Process and outcome accounting for subsidiaries and affiliates

Our consolidated subsidiaries are the aforementioned three (3) material subsidiaries, and one affiliates for which the equity method is applied.

Since Super Kadoya Co., Ltd. became our wholly-owned subsidiary by the stock-for-stock exchange as of September 1, 2005, it became our consolidated subsidiary from this consolidated fiscal year. In this consolidated fiscal year, their accounting reports for the period from September 1, 2005 to February 28, 2006 are used.

The overview of the consolidated account settlement for the term ending February 2006 (from March 1, 2005 to February 28, 2006) is as follows.

Net sales (period-over-period)	Ordinary income (period-over-period)	Current ordinary income (period-over-period)	Current ordinary income per share (period-over-period)
JPY 306,639 million (107.7%)	JPY 14,170 million (100.0%)	JPY 7,364 million (94.4%)	JPY 144.73 (94.5%)

(Note) Current ordinary income per share is indicated after rounding up to the last digit as indicated in the table.

(7) Major lenders, amounts of borrowing and the number of shares held by lenders

Not applicable.

(8) Directors and auditors

Position and responsibility in the company or main occupation		Name
* Chairman	(Executive Vice Chairman of Ito-Yokado Co., Ltd.)	Nobutake Sato
*President		Zenko Ohtaka
Vice President	(Executive Secretary and Chief Auditor)	Masaki Komatsu
Senior Managing Director	(Senior Executive Officer of Operations Department)	Masataka Seino
Senior Managing Director	(Senior Executive Officer of Business Department)	Koichi Ishizaki
Managing Director	(Managing Executive Officer of Planning Department)	Takaji Arai
Managing Director	(Managing Executive Officer of Store Development Division)	Ken Zaitsu
Managing Director	(Managing Executive Officer of General Affairs Division)	Masami Kato
Director	(Managing Executive Officer of Financial Division)	Takashi Misawa
Director	(Managing Executive Officer of Food Business Division)	Kyozo Fuse
Director	(Managing Executive Officer of Human Resources Division)	Shinichi Sato
Director	(Managing Executive Officer of Sales Division)	Yukio Mafune
Director	(President of York Mart Co., Ltd.)	Tatsuro Kawakami
Standing Corporate Auditor		Tsutomu Ohtaka
Standing Corporate Auditor		Tomio Kondo
Corporate Auditor	(Corporate Auditor of Seven & I Holdings Co., Ltd.)	Ikuo Kanda
Corporate Auditor	(Officer of Auditing Office, Seven & I Holdings Co., Ltd.)	Kozo Karamatsu

(Note) 1. The persons marked with * are representative directors.

2. Among the directors, Mr. Tatsuro Kawakami is an external director as specified in Article 188-2-7-2 of the Commercial Code.

3. Among the auditors, both Mr. Ikuo Kanda and Mr. Kozo Karamatsu are external auditors as specified in Article 18-1 of the Laws Related to Exceptions Applied to the Commercial Code on Auditing and Other Activities in a Corporation.

4. We introduced the executive officer system on May 16, 2003. The members of the executive officers as of February 28, 2006 are as follows:

Positions in the company	Name
Chief Executive Officer (CEO)	Nobutake Sato
Chief Operating Officer (COO)	Zenko Ohtaka
Executive Vice President	Masaki Komatsu
Senior Executive Officer	Masataka Seino
Senior Executive Officer	Koichi Ishizaki
Managing Executive Officer	Takaji Arai
Managing Executive Officer	Ken Zaitsu
Managing Executive Officer	Masami Kato
Managing Executive Officer	Yoshio Sasaki
Executive Officer	Takashi Misawa
Executive Officer	Kyozo Fuse
Executive Officer	Shinichi Sato
Executive Officer	Yukio Mafune
Executive Officer	Seiji Imura
Executive Officer	Kyoji Masui

Executive Officer	Nobuyuki Kobiyama
Executive Officer	Yoichiro Ohtomo
Executive Officer	Yoshio Odajima
Executive Officer	Jun Inomata
Executive Officer	Masato Otake
Executive Officer	Yoshii Nochi
Executive Officer	Zenji Arima
Executive Officer	Takashi Hashimoto
Executive Officer	Hidefumi Haga
Executive Officer	Eiki Kumakawa
Executive Officer	Hidetsugu Tsuzukibashi

Transfers of executive officers during the term

Appointment Hidefumi Haga (assumed on May 20, 2005)
Appointment Eiki Kumakawa (assumed on May 20, 2005)
Appointment Hidetsugu Tsuzukibashi (assumed on May 20, 2005)

Change of position during the term

Managing Executive Officer Yoshio Sasaki (assumed on May 20, 2005)

(9) Remuneration paid to the directors and corporate auditors

Classification	Fixed remuneration		Bonuses	
	Number of recipients	Amount paid	Number of recipients	Amount paid
Director	13 persons	JPY 130 million	12 persons	JPY 54 million
Auditor	4 persons	JPY 17 million	2 persons	JPY 6 million
Total	17 persons	JPY 148 million	14 persons	JPY 60 million

(Notes) 1. In addition to the above, a total of JPY 37 million is paid to all four (4) persons bearing the double duties of directors and employees, which is equivalent to the salary of employees (including bonuses).

2. As of the end of this term, our company has thirteen (13) directors and four (4) auditors.

(10) Remuneration to be paid to the accounting auditor

	Amount paid
① Total amount to be paid to the accounting auditor by our company and subsidiaries	JPY 29 million
② Out of the total amount in ①, the total amount of the remuneration to be paid as compensation for auditing/verifying services, which is specified in Article 2-1 of the Certified Public Accountant Law.	JPY 25 million
③ Out of the total amount in ②, the amount of remuneration of the accounting auditor to be paid by us.	JPY 21 million

(Note) The auditing agreement between our company and the accounting auditor does not provide for a clear distinction between the remuneration amount for an audit based on the Law for Special Provisions for the Commercial Code concerning Audits, etc., of Kabushiki-kaisha and the remuneration amount for an audit based on the Securities Exchange Law, nor can these be segregated in an actual audit; therefore, the amount of remuneration indicated in (3) represents the total of these amounts.

3. Material fact that occurred in the corporate group after the account settlement

We entered into a Stock-for-stock Exchange Agreement with Seven & I Holdings Co., Ltd. on April 11, 2006, and it will become our wholly-owning parent company and we will become its wholly-owned subsidiary, with a stock-for-stock exchange ratio of 1 share of our company :

0.88 shares of Seven & I Holdings Co., Ltd., as of September 1, 2006 (however, the stock-for-stock exchange shall not apply to our common shares owned by them).

(Notes) 1. Unless specified, we have discarded the fractions to the units of all amounts described in this performance report as indicated. However, percentages are rounded to one decimal place.

2. Regarding the accounting treatment method for items such as consumption tax, the tax-exclusion method has been adopted.

BALANCE SHEET
(As of February 28, 2006)

(Millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**37,528**	**Current Liabilities**	**21,022**
Cash and bank deposits	16,669	Accounts payable - trade	11,781
Accounts receivable - trade	505	Accounts payable - other	3,511
Merchandise	6,407	Income taxes payable	2,007
Suppliers	24	Accrued expenses	1,882
Prepaid expenses	961	Allowance for bonuses to employees	1,125
Deferred income taxes	1,258		
Short-term loans receivable	1,162	Other	714
Deposits held by financial service company	6,000	**Non-Current Liabilities**	**1,763**
Accounts receivable - other	3,430	Long-term deposits received	1,301
Other	1,108	Allowance for retirement benefits to directors and corporate auditors	461
Non-current Assets	**89,449**		
Property and equipment	**57,083**		
Buildings	21,389	**Total liabilities**	**22,785**
Structures	4,317	**(Shareholders' Equity)**	
Vehicles	0		
Furniture and equipment	1,837	**Common stock**	**9,927**
Land	24,101		
Construction in progress	5,438	**Capital surplus**	**12,445**
		Additional paid in capital	12,445
Intangible assets	**603**		
Software	574	**Retained earnings**	**80,062**
Other	29	Legal reserve	2,186
		General reserve	67,505
Investments and other assets	**31,762**	Reserve for deferred gains on sales of property and equipment	338
Investments in securities	7,826		
Investments in securities of subsidiaries	2,981	Other reserves	67,167
Investments in capital	257	Unappropriated retained earnings	10,371
Long-term loans receivable	274		
Long-term prepaid expenses	2,644	**Net unrealized gain on securities**	**1,905**
Deferred income taxes	902		
Long-term leasehold deposits	16,815	**Treasury stock**	**(148)**
Advances for store construction	665		
Allowance for doubtful accounts	(606)	**Total shareholders' equity**	**104,192**
Total assets	**126,977**	**Total liabilities & shareholders' equity**	**126,977**

23

PROFIT AND LOSS STATEMENT
(From March 1, 2005 to February 28, 2006)

(Millions of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenues from operations	**297,445**
Net sales	289,393
Revenue from commission fee	6,518
Rental revenue on real estate	1,533
Operating expenses	**286,032**
Cost of sales	220,542
Selling, general and administrative expenses	65,489
Operating income	**11,412**
Non-Operating Income and Expenses:	
Non-operating income	**611**
Interest income and dividends	512
Other	98
Non-operating expenses	**103**
Bad debt loss	59
Other	43
Ordinary income	**11,921**
Special Gains and Losses:	
Special gains	**20**
Gain from sales of property and equipment	20
Gain from sales of investments in securities	0
Special losses	**834**
Loss on sale of property and equipment	86
Loss on disposal of property and equipment	125
Cost in relation to system integration	545
Other	76
Income before income taxes	**11,107**
Income taxes – Current	4,411
Income taxes – Deferred	(19)
Net income for the year	**6,716**
Retained earnings brought forward	7,773
Loss on sale of treasury stock	3,193
Interim dividends	978
Unappropriated retained earnings	**10,371**

(Notes)

1. Significant accounting policies

(a) Valuation method of major assets

(1) Valuation method for securities

Investment in securities of subsidiaries is valued at cost, determined using the moving-average method.

Available-for-sale securities are classified into two categories: (i) fair value is available and (ii) fair value is not available.

(i) Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

(ii) Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

(2) Valuation method of inventories

Fresh foods merchandise is valued at cost. Cost is determined by the last purchase price method.

Merchandise held at stores, other than Fresh foods merchandise is valued at the lower of cost or market value. Cost is determined by the retail method.

Merchandise held at distribution centers is valued at cost. Cost is determined by the first-in first-out method.

Suppliers are valued at cost. Cost is determined by the last purchase price method.

(b) Depreciation and amortization

(1) Property and equipment

Depreciation expenses are computed on the declining-balance method.

(2) Valuation method of inventories

Amortization expenses for intangible assets are computed on the straight-line method.

Software is amortized on the straight-line method over an estimated useful life of 5 years.

(c) Allowances

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio, plus an amount individually measured on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(2) Allowance for bonuses to employees

An allowance for bonuses to employees is provided at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(3) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided for at the amount incurred during the year, which is based on the estimated present value of the projected benefit obligations less the estimated fair value of plan assets at the end of the year.

Unrecognized prior service costs are amortized on a straight-line basis over the period of 5 years from the year in which they arise.

Unrecognized actuarial differences are amortized on a straight-line basis over the period of 10 years from the next year in which they arise.

(4) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

(d) Leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to the lessee are accounted for as operating leases.

(e) Accounting for consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(Additional Information)

The Corporation Size-based Enterprise Tax system was effective for fiscal year beginning on or after April 1, 2004. For the year ended February 28, 2006, a corporation size-based enterprise tax was recorded as selling, general and administrative expenses, in accordance with the "Disclosure on the Statement of Income for the Corporation Size-based Enterprise Tax" (Practical Issues Task Force Report No.12, February 13, 2004, issued by Accounting Standards Board in Japan).

As a result, selling, general and administrative expenses increased by JPY 218 million.

2. Notes to balance sheet

(1) Short-term receivable from subsidiaries: JPY1,701 million

(2) Short-term payable to subsidiaries: JPY672 million

(3) Accumulated depreciation of property and equipment: JPY48,004 million

(4) In addition to the fixed assets recorded in the balance sheet, a portion of electronic computers, tools, furniture and fixture are being used under lease agreements.

(5) Guarantees: JPY 11 million

(6) Net assets as stipulated in Article 124, paragraph 3 of the Commercial Code Enforcement Regulation of Japan: JPY 1,905 million

(7) Any fractional amounts less than one million yen have been disregarded.

3. Notes to profit and loss statement

(1) Transaction with subsidiaries

- Net sales to subsidiaries: JPY85 million
- Commission fee income from subsidiaries: JPY473 million
- Rental revenue from subsidiaries: JPY134 million
- Purchase from subsidiaries: JPY32,380 million
- Non-operating transaction with subsidiaries : JPY772 million

(2) Net income per share: JPY132.42

(3) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Yen)

Item	Amount
Unappropriated retained earnings	**10,371,355,548**
Reversal of deferred gain on sale of property and equipment	15,056,637
Total	**10,386,412,185**
The above shall be appropriated as follows:	
Cash dividends (¥21 per share)	1,062,296,214
Bonuses to directors and corporate auditors (Portion to corporate auditors)	57,390,000 (6,000,000)
General reserve	2,000,000,000
Retained earnings carried forward	**7,266,725,971**

(Note)

1. The Company paid JPY 978,136,420 (JPY20 per share) as interim cash dividends on November 15, 2005.
2. Reversal of deferred gain on sale of property and equipment is treated in accordance with the regulation of the Special Taxation Measures Law.

Independent Auditors' Report
(English Translation)

April 12, 2006

To the Board of Directors
York Benimaru Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Engagement Partner
Kazuhiro Hara, CPA
Engagement Partner
Hiroyuki Yamazaki, CPA
Engagement Partner
Kyoji Ito, CPA
Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, profit and loss statement, business report (limited to the accounting figures included therein) and proposal for appropriation of retained earnings, and supplementary schedules (limited to the accounting figures included therein) of York Benimaru, Co., Ltd. (hereinafter referred to as the "Company") for the 43th fiscal year from March 1, 2005 to February 28, 2006. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and profit and loss statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposal for appropriation of retained earnings is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

Subsequent event
The stock-for-stock exchange agreement with Seven & I Holding Co., Ltd. to become wholly owned subsidiary of Seven & I Holding Co., Ltd. is described in the business report of the Company.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original financial statements, which consist of the balance sheet, profit and loss statement, business report and proposal for appropriation of retained earnings, and supplementary schedules, are written in Japanese. The business report and supplementary schedules have been omitted in the accompanying financial statements.

Corporate Auditors' Report

We, the Board of Corporate Auditors of York Benimaru CO., LTD. (hereinafter the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 43rd fiscal year, from March 1, 2005 through February 28, 2006, prepared this Corporate Auditors' Report and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing standard determined by the Board of Corporate Auditors, the auditing policies and the auditing plan etc. for the year, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the Directors, the internal audit section, and the like concerning the status of the execution of their duties, has examined documents and so on containing important decisions, has investigated the conditions of business and assets (including organization framework for compliance and risk management, hereinafter the "Internal control system") at the head office and other important places of business, has requested the Company's subsidiaries to report on their operations where necessary and investigated the condition of business and assets of the subsidiaries. In addition, the Corporate Auditors have monitored the independence of independent auditors, received reports and explanations from the independent auditors on a timely basis and have examined the financial statements and the supplementary schedules.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to investigate the following matters: Director's transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual transactions between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company's own shares.

2. Result of the Audit

(1) The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

(2) The business report of the Company presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) There is nothing that is required to be mentioned, in light of the Company's financial condition and other circumstances, regarding proposal for appropriation.

(4) The supplementary schedules present fairly matters which should be stated therein and there is nothing that is required to be mentioned.

(5) Regarding the execution of their duties by Directors, there were no fraudulent acts or material matters in violation of the applicable laws and regulations of Japan or the Articles of Incorporation.
We did not find any violations of the duties of Directors regarding transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual transactions between the Company and subsidiaries or shareholders and repurchase or disposal of the Company's own shares.

(6) There is nothing that is required to be mentioned regarding the execution of their duties by Directors for the Internal control system.

(7) As a result of our investigation of the Company's subsidiaries, there is nothing that is required to be mentioned regarding the execution of their duties by the Directors.

April 14, 2006

Board of Corporate Auditors of York Benimaru CO., LTD.

Standing Corporate Auditor
Tsutomu Ohtaka (Seal)
Standing Corporate Auditor
Tomio Kondo (Seal)
Corporate Auditor
Ikuo Kanda (Seal)
Corporate Auditor
Kozo Karamatsu (Seal)

(Note) Corporate Auditors, Ikuo Kanda and Kozo Karamatsu, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("Kabushiki-Kaisha") of Japan.

CONSOLIDATED BALANCE SHEET
(As of February 28, 2006)

(Millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**45,356**	**Current Liabilities**	**26,010**
Cash and bank deposits	19,250	Accounts payable - trade	13,344
Accounts receivable - trade	567	Short-term loans	360
Inventories	7,613	Accounts payable - other	4,918
Prepaid expenses	1,183	Income taxes payable	2,669
Deferred income taxes	1,498	Accrued expenses	2,010
Deposits held by financial service company	11,000	Allowance for bonuses to employees	1,420
Other	4,243	Allowance for point-card expenses	14
		Other	1,271
Non-current Assets	**106,451**		
Property and equipment	**69,244**	**Non-Current Liabilities**	**2,216**
Building and structure	33,032	Long-term deposits received	1,459
Machinery and vehicle	1,013	Accrued pension and severance costs	57
Furniture, fixture and equipment	2,760		
Land	26,321	Allowance for retirement benefits to directors and corporate auditors	699
Construction in progress	6,116		
Intangible assets	**3,655**		
Goodwill	2,761	**Total liabilities**	**28,227**
Other	893	**(Minority Interest)**	
		Minority interest	—
Investments and other assets	**33,552**	**(Shareholders' Equity)**	
Investments in securities	10,728	**Common stock**	**9,927**
Long-term loans receivable	279	**Capital surplus**	**12,839**
Long-term prepaid expenses	2,835	**Retained earnings**	**99,015**
Deferred income taxes	1,015	**Net unrealized gain on available-for-sale securities**	**1,917**
Long-term leasehold deposits	17,629		
Other	1,669	**Cumulative translation adjustments**	**29**
Allowance for doubtful accounts	(606)	**Treasury stock**	**(148)**
		Total shareholders' equity	**123,581**
Total assets	**151,808**	**Total liabilities & shareholders' equity**	**151,808**

COSOLIDATED PROFIT AND LOSS STATEMENT

(From March 1, 2005 to February 28, 2006)

(Millions of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenues from operations	**314,909**
Net sales	306,639
Revenue from commission fee	6,809
Rental revenue on real estate	1,459
Operating expenses	**300,820**
Cost of sales	218,118
Selling, general and administrative expenses	82,701
Operating income	**14,088**
Non-Operating Income and Expenses:	
Non-operating income	**262**
Interest income and dividends	131
Commission fee from tenant	47
Other	83
Non-operating expenses	**179**
Interest expense	5
Equity in losses of affiliates	57
Bad debt loss	59
Other	57
Ordinary income	**14,170**
Special Gains and Losses:	
Special gains	**22**
Gain on sale of property and equipment	20
Other	1
Special losses	**1,331**
Loss on sale of property and equipment	16
Loss on disposal of property and equipment	312
Impairment losses	365
Cost in relation to system integration	545
Other	90
Income before income taxes and minority interest	**12,861**
Income taxes – Current	5,571
Income taxes – Deferred	(74)
Net income for the year	**7,364**

(Notes)

1. Scope of consolidation

(a) Scope of consolidation

The consolidated financial statements include the accounts of York-Benimaru Co., Ltd. (the "Company") and three subsidiaries, Life Foods Co., Ltd., Midoriya Super Co., Ltd. and Super Kadoya Co.,Ltd.(Super Kadoya)

(b) Application of equity method of accounting for investments

Beijing Wang fujing Yokado Commercial Co., Ltd is included in the scope of applying the equity method. Its year-end date is December 31.

(c) Change for scope of consolidation and application of the equity method

Super Kadoya was newly included in the scope of consolidation in the current fiscal year as Super Kadoya became a wholly owned subsidiary by stock-for-stock exchange on September 1, 2005. Financial statements of Super Kadoya during the period from September 1, 2005 to March 31, 2006 were included in the consolidated financial statements of the Company.

(d) Application of equity method of accounting for investments

The fiscal year-end of all consolidated subsidiaries is the same as the Company.

2. Significant accounting policies

(a) Valuation method for securities

Available-for-sale securities are classified into two categories: (i) fair value is available and (ii) fair value is not available.

(i) Securities, whose fair value is available, are valued at the quoted market price prevailing at the end of the fiscal year. Net unrealized gains or losses on these securities are reported as a separate component of shareholders' equity at a net-of-tax amount. Cost of sales is determined by the moving-average method.

(ii) Securities, whose fair value is not available, are valued at cost, determined by the moving-average method.

(b) Valuation method of inventories

(i) Fresh foods merchandise is valued at cost. Cost is determined by the last purchase price method.

(ii) Merchandise held at stores, other than Fresh foods merchandise is valued at the lower of cost or market value. Cost is determined by the retail method.

(iii) Merchandise held at distribution centers is valued at cost. Cost is determined by the first-in first-out method.

Merchandise held by one of consolidated subsidiaries is valued at cost. Cost is determined by the retail method.

Suppliers are valued at cost. Cost is determined by the last purchase price method.

(c) Depreciation and amortization

(1) Property and equipment

Depreciation expenses are computed on the declining-balance method.
One subsidiary computes its depreciation expenses for buildings acquired after April 1, 1998, using the straight-line method.

(2) Intangible assets

Amortization expenses for intangible assets are computed on the straight-line method. Software is amortized on the straight-line method over an estimated useful life of 5 years.

(d) Allowances

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount measured using a historical bad debt ratio, plus an amount individually measured on collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

(2) Allowance for bonuses to employees

An allowance for bonuses to employees is provided at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.

(3) Allowance for accrued pension and severance costs

An allowance for accrued pension and severance costs is provided for at the amount incurred during the year, which is based on the estimated present value of the projected benefit obligations less the estimated fair value of plan assets at the end of the year.

Unrecognized prior service costs are amortized on a straight-line basis over the period of 5 years from the year in which they arise. Unrecognized actuarial differences are amortized on a straight-line basis over the period of 10 years from the next year in which they arise.

(4) Allowance for retirement benefits to directors and corporate auditors

An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's internal policy.

(5) Allowance for point card expenses

An allowance for point card expenses is provided for the use of points given to customers at the amount expected to be used on the balance sheet date in accordance with the point card program.

(e) Valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries, including the portion attributable to minority interests, are valued at fair value applicable to the respective dates when the subsidiaries were initially consolidated.

(f) Goodwill

Goodwill, representing the difference between the cost of an investment in a subsidiary and the fair value of the Company's share of the net assets of the subsidiary, is treated as an asset or a liability, as the case may be, and is amortized over a period of five or thirteen years on a straight-line basis.

(g) Leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessee are accounted for as operating lease.

(h) Accounting for consumption taxes

Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

(i) Impairment losses

The Company has adopted the "Accounting Standard for Impairment of Fixed Assets" and Financial Accounting Standards Guidance No.6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets" issued by the Accounting Standards Board of Japan since prior fiscal year.

(Additional information)

The Corporation Size-based Enterprise Tax system was effective for fiscal year beginning on or after April 1, 2004. For the year ended February 28, 2006, a corporation size-based enterprise tax was recorded as selling, general and administrative expenses, in accordance with the "Disclosure on the Statement of Income for the Corporation Size-based Enterprise Tax" (Practical Issues Task Force Report No.12, February 13, 2004, issued by Accounting Standards Board in Japan).

As a result, selling, general and administrative expenses increased by JPY263 million.

3. Notes to consolidated balance sheet

(1) Accumulated depreciation of property and equipment: JPY59,440 million

(2) Investments in an affiliate, which is included in "Other" of investments and other assets: JPY228 million

(3) Guarantees: JPY12 million

(4) Any fractional amounts less than one million yen have been disregarded.

4. Notes to consolidated profit and loss statement

(1) Net income per share: JPY144.73

(2) Any fractional amounts less than one million yen have been disregarded. An amount of net income per share has been rounded off.

36

Independent Auditors' Report
(English Translation)

April 12, 2006

To the Board of Directors
York Benimaru Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

Koji Kobayashi, CPA
Engagement Partner
Kazuhiro Hara, CPA
Engagement Partner
Hiroyuki Yamazaki, CPA
Engagement Partner
Kyoji Ito, CPA
Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet and the consolidated profit and loss statement, of York Benimaru Co., Ltd. (hereinafter referred to as the "Company") for the 43th fiscal year from March 1, 2005 to February 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements of the Company present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Subsequent event
The stock-for-stock exchange agreement with Seven & I Holding Co., Ltd. to become wholly owned subsidiary of Seven & I Holding Co., Ltd. is described in the business report of the Company.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original consolidated financial statements, which consist of the consolidated balance sheet and the consolidated profit and loss statement, are written in Japanese.

Corporate Auditors' Report on consolidated financial statements

We, the Board of Corporate Auditors of York Benimaru Co., Ltd., following a review and discussion of the individual reports made by each Corporate Auditor concerning the consolidated financial statements (consolidated balance sheet and consolidated profit and loss statement) in the 43rd fiscal year, from March 1, 2005 through February 28, 2006, prepared this Corporate Auditors' Report on consolidated financial statements and hereby submit our report as follows:

1. Summary of Corporate Auditors' Auditing Methods

In accordance with the auditing policies and the auditing plan determined by the Board of Corporate Auditors, the Corporate Auditors have received reports and explanations from independent auditors, the Directors and the like regarding the consolidated financial statements.

2. Result of the Audit

The auditing methods and results of the independent auditors, ChuoAoyama PricewaterhouseCoopers, are appropriate.

April 14, 2006

Board of Corporate Auditors of York Benimaru Co., Ltd.

Standing Corporate Auditor
Tsutomu Ohtaka (Seal)
Standing Corporate Auditor
Tomio Kondo (Seal)
Corporate Auditor
Ikuo Kanda (Seal)
Corporate Auditor
Kozo Karamatsu (Seal)

(Note) Corporate Auditors, Ikuo Kanda and Kozo Karamatsu, are outside statutory auditors as provided in Article 18, paragraph 1 of the Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporation ("*Kabushiki-Kaisha*") of Japan.

REFERENCE MATTERS RELATING TO THE EXERCISE OF SHAREHOLDERS' VOTING RIGHTS

1. Number of Voting Rights of the Shareholders: 505,201

2. Proposals and Reference Matters

Proposal 1: Approval of Proposed Appropriation of Retained Earnings for the 43rd Accounting Period

The details of the proposal are stated in the Appendix (p. 20 in the original Japanese text).
It is proposed that the profit dividend for the period will be 21 yen per share, as a reward for shareholder support, in consideration of sale and profit growth. As a result, the profit dividend for the whole period, including the interim dividend, will be 41 yen per share, which is higher than the previous accounting period by 5.50 yen.
In addition, its is proposed that the officers' bonuses will be paid to twelve (12) directors and two (2) auditors as of the end of the period in the amount of 57,390,000 yen (of which the amount of the auditors' bonuses is 6,000,000 yen), in consideration of our performance and the shareholders' dividends for the period. This Proposal doubles as the proposal for approval of the payment of the bonuses which are included in the compensation, etc. set forth in Article 361, paragraph 1, item 1 and Article 387, paragraph 1 of the Company Law.

Proposal 2: Approval of the Stock-for-Stock Exchange Agreement between the Company and Seven & I Holdings Co., Ltd.

1. Reason for the Necessity of the Stock-for-Stock Exchange

The Company has for 33 years, since its 1973 launch of a business tie-up with Ito-Yokado Co., Ltd., been strengthening its relationship with the various business entities of Seven & I Holdings group, in aspects such as information exchange, cooperative business expansion and the integration of buying and commodity distribution. Utilizing the cooperation between the group companies, in order to realize its motto, "bringing pleasure, prosperity, and convenience to the tables of its customers, who frequent its branches in each small market," the Company has been working to create an organization and structure capable of launching 200 branches, as well as to gain a firm foothold in the Tohoku area and solid financial ground through a dominating strategy based on its "establishment of stand-alone management" and the "intensification of merchandise development," etc.

However, in order to perform its continuous development under the conditions of intensified market competition, the rapid aging of the population, the low birthrate and diversified customers' needs, the Company thinks it necessary to create further synergy, effected through the enhanced cooperation between the Company and Seven & I Holdings Co., Ltd., of our operations, sales channels, cost management and merchandizing, and to improve the efficiency of management of the supermarket departments within the group. To promote such strategy, the Company has decided to effect a stock-for-stock exchange, through which Seven & I Holdings Co., Ltd. will hold 100% shares of the Company.

The Company is willing to fulfill the expectations of our stakeholders, including our customers, employees, local communities and shareholders, who will be the shareholders of Seven & I Holdings Co., Ltd. after the stock-for-stock exchange, and to contribute to the development of society as a reliable company and enhance the company value of the group as a whole.

2. Substance of the Stock-for-Stock Exchange

STOCK-FOR-STOCK EXCHANGE AGREEMENT (COPY)

Seven & I Holdings Co., Ltd. ("Seven & I Holdings") and York-Benimaru Co., Ltd. ("York-Benimaru") hereby enter into this Stock-for-Stock Exchange Agreement (this "Agreement") as follows.

Article 1. Manner of stock-for-stock exchange

Seven & I Holdings and York-Benimaru shall effect a stock-for-stock exchange making Seven & I Holdings a wholly-owning parent company and York-Benimaru a wholly-owned subsidiary (the "Stock-for-Stock Exchange") pursuant to the method set forth in Articles 352 through 363 of the Commercial Code.

Article 2. Shares issued upon the stock-for-stock exchange and allocation

Seven & I Holdings shall, upon the Stock-for-Stock Exchange, (i) issue a total of 30,580,237 common shares, this number being obtained by multiplying by 0.88 the number of York-Benimaru's common shares held by all shareholders (including beneficial shareholders; hereinafter the same) other than Seven & I Holdings entered or recorded in York-Benimaru's latest shareholder register (including beneficial shareholder register; hereinafter the same) as of the day immediately before the date of the stock-for-stock exchange ; and (ii) shall allocate and deliver to York-Benimaru's shareholders (except Seven & I Holdings) Seven & I Holdings' common shares at the ratio of 0.88 shares per York-Benimaru's common share held by each shareholder.

Article 3. Stock-for-stock exchange payments

No stock-for-stock exchange payments will be made.

Article 4. Commencement date of accrual of profit dividends

The profit dividends from Seven & I Holdings' common shares issued upon the Stock-for-Stock Exchange pursuant to Article 2 shall be calculated from September 1, 2006.

Article 5. Stated Capital and capital reserve, etc. to be increased

The amounts of stated capital and capital reserve to be increased by Seven & I Holdings upon the Stock-for-Stock Exchange shall be as follows.

(1) Stated Capital

0 yen

(2) Capital reserve

The amount obtained by subtracting the amount in (1) above from the product of (a) York-Benimaru's net asset amount existing upon the day of the Stock-for-Stock Exchange and (b) the proportion of the number of shares transferred to Seven & I Holdings due to the Stock-for-Stock Exchange to the total number of York-Benimaru's issued shares.

Article 6. Shareholders' meeting to approve the Stock-for-Stock Exchange Agreement

1. York-Benimaru will hold an annual shareholders' meeting on May 19, 2006 (the "Approval

Meeting") and request the approval of this Agreement and a resolution regarding the matters necessary for the Stock-for-Stock Exchange. However, Seven & I Holdings and York-Benimaru may change the above date through mutual consultation due to necessity in the process of the stock-for-stock exchange or other reasons.

2. Seven & I Holdings shall effect the stock-for-stock exchange without obtaining the approval of its shareholders' meeting on this Agreement pursuant to Article 358, Paragraph 1 of the Commercial Code.

Article 7. Effective date of the Stock-for-stock Exchange

The effective date of the Stock-for-stock exchange shall be September 1, 2006. However, Seven & I Holdings and York-Benimaru may change such date through mutual consultation as may be required.

Article 8. Limit on amount of profit dividends, etc.

1. Profit dividends

Seven & I Holdings and York-Benimaru shall distribute profit dividends to the shareholder(s) or registered pledgee(s) entered or recorded in the latest shareholder register as of February 28, 2006 within the amounts set forth in each of the items below.

(1) Seven & I Holdings

Common shares: 28.5 yen/share, aggregate amount 26,187,038,439 yen

(2) York-Benimaru

Common shares: 21 yen/share, aggregate amount 1,062,296,214 yen

2. Interim dividends

Seven & I Holdings and York-Benimaru may distribute interim dividends to the shareholder(s) or registered pledgee(s) entered or recorded in the latest shareholder register as of August 31, 2006 within the amounts set forth in each of the items below.

(1) Seven & I Holdings

Common shares: 25 yen/share, aggregate amount 23,429,027,650 yen

(2) York-Benimaru

Common shares: 20 yen/share, aggregate amount 1,011,710,680 yen

Article 9. Term of office of officer(s) who assumed position before the stock-for-stock exchange

The term of office of the corporate auditor(s) who assumed their position before the effective date of the stock-for-stock exchange shall continue until the expiration date if it were not for the Stock-for-Stock Exchange.

Article 10. Officers' bonuses

1. Seven & I Holdings may, with the approval of its annual shareholders' meeting scheduled to be held in May 2006, pay the officers' bonuses payable to its directors and corporate auditors in connection with its fiscal year from September 1, 2005 to February 28, 2006, taking into consideration its performance for such fiscal year and various other factors, and with a

decision in accordance with its practice.

2. York-Benimaru may, with the approval of its annual shareholders' meeting scheduled to be held in May 2006, pay the officers' bonuses payable to its directors and corporate auditors in connection with its fiscal year from March 1, 2005 to February 28, 2006, taking into consideration its performance for that fiscal year and various other factors, and with a decision in accordance with its practice.

Article 11. Care of a prudent manager

Seven & I Holdings and York-Benimaru shall respectively manage corporate affairs and assets with the care of a prudent manager from the date of execution of this Agreement to the date effective of the stock-for-stock exchange , and shall engage in any act having a material effect on assets, debts, or other rights and obligations only with prior mutual consultation between Seven & I Holdings and York-Benimaru.

Article 12. Effect of this Agreement

This Agreement shall cease to have effect if (i) shareholders holding shares representing one-sixth or more of the voting rights of all shareholders of Seven & I Holdings notify their intent to oppose the Stock-for-Stock Exchange pursuant to Article 358, Paragraph 5 of the Commercial Code, (ii) York-Benimaru's Approval Meeting does not approve this Agreement, or (iii) approvals, etc. of relevant authorities set forth in laws as required for the performance of this Agreement fail to be obtained.

Article 13. Modification of conditions and termination

In the event (i) a material change in the asset condition or management status of either Seven & I Holdings or York-Benimaru occurs from the date of execution of this Agreement up to the effective date of the stock-for-stock exchange , (ii) a circumstance which is a material hindrance to execution of the Stock-for-Stock Exchange occurs, or (iii) achievement of the purposes of this Agreement otherwise becomes difficult, Seven & I Holdings and York-Benimaru may modify the conditions of the Stock-for-Stock Exchange or agree to terminate this Agreement through mutual consultation.

Article 14. Matters to be consulted

Any matters not provided in this Agreement and any doubts arising in connection with the interpretation of this Agreement shall be determined through an agreement after mutual consultation in good faith between Seven & I Holdings and York-Benimaru in accordance with the intentions of this Agreement.

IN WITNESS WHEREOF, Seven & I Holdings and York-Benimaru execute this Agreement in duplicate by affixing their respective names and seals and shall each retain one copy.

April 11, 2006

Seven & I Holdings:
Seven & I Holdings Co., Ltd.
8-8, Nibancho, Chiyoda-ku, Tokyo
Noritoshi Murata, President and COO

York-Benimaru:
York-Benimaru Co., Ltd.
18-2, Asahi 2-chome, Koriyama, Fukushima
Zenko Ohtaka, President and COO

3. Explanation of the stock-for-stock exchange ratio in accordance with Article 354, Paragraph 1, Item 2 of the Commercial Code

April 11, 2006

STATEMENT OF REASON
FOR
DETERMINATION OF STOCK-FOR-STOCK EXCHANGE RATIO (COPY)

8-8, Nibancho, Chiyoda-ku, Tokyo
Seven & I Holdings Co., Ltd.
Noritoshi Murata, President and COO

18-2, Asahi 2-chome, Koriyama-shi, Fukushima
York Benimaru Co., Ltd.
Zenko Ohtaka, President and C.O.O

Seven & I Holdings Co., Ltd. ("Seven & I") and York Benimaru Co., Ltd. ("York Benimaru," together with Seven & I, referred to as "both Companies") decided the following stock-for-stock exchange ratio in connection with the stock-for-stock exchange to be effected on September 1, 2006 (the "Stock-for-Stock Exchange").

(1) Stock-for-Stock Exchange Ratio

	Exchange ratio of common stock
Common stock of Seven & I Holdings Co., Ltd.	1.00
Common stock of York Benimaru Co., Ltd.	0.88

Upon the Stock-for-Stock Exchange, 0.88 shares of common stock of Seven & I will be allocated and delivered in exchange for one (1) share of common stock of York Benimaru.

(2) Basis of the Stock-for-Stock Exchange Ratio

Referring to the results of the appraisal conducted by Nomura Securities Co., Ltd. ("Nomura Securities") for Seven & I and the results of the appraisal conducted by GMD Corporate Finance Limited ("GMD") for York Benimaru, both Companies negotiated and concluded the above.

Nomura Securities analyzed the index value as the basis of the stock-for-stock exchange ratio using the market stock price average method for Seven & I, and the market stock price average method, the comparable peer company analysis method and the DCF (discounted cash flow) method for York Benimaru, and comprehensively reviewed the results of these appraisals in light of the status of the Stock-for-Stock Exchange, whereby it determined a range for the stock-for-stock exchange ratio. The exchange ratio in section (1) above is within such range.

GMD analyzed the index value as the basis of the stock-for-stock exchange ratio using the market stock price average method for Seven & I, and the market stock price average method, the comparable peer company analysis method, the modified net asset method and the DCF method for York Benimaru, and comprehensively reviewed the results of these appraisals in light of the status of the Stock-for-Stock Exchange, whereby it determined a range for the stock-for-stock exchange ratio. The exchange ratio in section (1) above is within such range.

Both Companies, respectively, after receiving the stock-for-stock exchange determination statements regarding the range of the stock-for-stock exchange ratio which were respectively prepared by Nomura Securities and GMD, as mentioned in this section (2), and confirming that there is no significant change in the conditions which are the basis of the stock-for-stock exchange ratio, passed a resolution to effect a stock-for-stock exchange at the exchange ratio in section (1) above at the meeting of the Board of Directors on April 11, 2006, and executed a stock-for-stock exchange agreement under Article 353 and Article 358, paragraph 1 of the Commercial Code on the same date, at the ratio mentioned in section (1) above. In addition, the stock-for-stock exchange agreement stipulating the stock-for-stock exchange ratio specifies that, in the event of significant changes in the financial condition or management of any party, the parties may, through mutual consultation, modify the conditions for the Stock-for-Stock Exchange or cancel the stock-for-stock exchange agreement upon mutual agreement.

4. Substance of the balance sheet and income statement in accordance with Article 354, Paragraph 1, Items 3 to 6 of the Commercial Code of each company taking part in the stock-for-stock transfer

   The Company's balance sheet and income statement are as described in the above-mentioned Appendix (pp. 16 - 19 in the original Japanese text)

   The balance sheet and income statement of Seven & I Holdings Co., Ltd. are as follows:

BALANCE SHEET OF SEVEN & I HOLDINGS CO., LTD.
(As at February 28, 2006)

(Millions of yen)

Item	Amount	Item	Amount
(Assets)		**(Liabilities)**	
Current Assets	**23,836**	**Current Liabilities**	**151,024**
Cash and bank deposits	16,413	Short-term payable to subsidiaries	150,000
Prepaid expenses	237		
Accounts receivable	7,027	Accounts payable	483
Other	158	Accrued expenses	143
		Income taxes payable	17
		Advances received	211
		Allowance for bonuses to employees	99
		Other	68
Fixed Assets	**1,586,520**	**Non-Current Liabilities**	**2,006**
Tangible fixed assets	**8**	Long-term deposits received	1,990
Buildings and improvements	7	Allowance for retirement benefits to directors and corporate auditors	15
Structures	0		
		Total liabilities	**153,030**
		(Shareholders' Equity)	
		Common stock	**50,000**
Investments and other assets	**1,586,512**	**Capital surplus**	**1,375,212**
Investments in subsidiaries	1,584,338	Additional paid in capital	1,375,211
Long-term leasehold deposits	2,173	Other capital surplus	1
Deferred assets	**280**	**Retained earnings**	**32,515**
Organization expenses	280	Unappropriated retained earnings	32,515
		Treasury stock	**(122)**
		Total shareholders' equity	**1,457,606**
Total assets	**1,610,636**	**Total liabilities & shareholders' equity**	**1,610,636**

45

INCOME STATEMENT OF SEVEN & I HOLDINGS CO., LTD.
(From March 1, 2005 to February 28, 2006)

(Millions of yen)

Item	Amount
Ordinary Income and Loss:	
Operating Revenue and Expenses:	
Revenues from operations	**35,411**
Dividend income	33,659
Administration fee income	1,546
Service fee income	205
Operating expenses	**2,660**
Selling, general and administrative expenses	2,660
Operating income	**32,751**
Non-Operating Income and Expenses:	
Non-operating income	**1**
Other	1
Non-operating expenses	**235**
Interest expense	35
Amortization of organization expense	70
Other	129
Ordinary income	**32,517**
Income before income taxes	**32,517**
Income taxes – Current	2
Net income for the year	**32,515**
Unappropriated retained earnings	**32,515**

46

·Significant Accounting Policies for the Preparation of Financial Statements

1. Valuation method of securities

   Investments in subsidiaries are valued at cost, determined using the moving-average method.

2. Depreciation and amortization
   Property and equipment
   Depreciation expenses are computed using the declining-balance method, at rates based on the estimated useful lives of assets.

3. Accounting for deferred assets
   New organization costs are amortized using the straight-line method over 5 years.

4. Allowances
   (1) Allowance for bonuses to employees
   An allowance for bonuses to employees is provided at the amount expected to be paid in respect of the calculation period ended on the balance sheet date.
   (2) Allowance for retirement benefits to directors and corporate auditors
   An allowance for retirement benefits to directors and corporate auditors is provided in accordance with the Company's policy.

5. Lease
   All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees are accounted for as operating leases.

6. Accounting for consumption taxes
   Consumption taxes are separately accounted for, and are excluded from the amounts of the underlying income and expense transactions.

Notes to Nonconsolidated Financial Statements

Nonconsolidated Balance Sheets;

1. Short-term receivable from subsidiaries	JPY 452 million
2. Short-term payable to subsidiaries	JPY 379 million
3. Long-term payable to subsidiaries	JPY 1,980 million
4. Accumulated depreciation of property and equipment	JPY 0 million

5. The Company has leased assets, such as IT equipment, furniture and fixtures, in addition to property and equipment on the accompanying balance sheet.

6. Guarantees	JPY 4,000 million

7. All amounts less than one million yen have been disregarded.

Nonconsolidated Statements of Income;

1. Dividends income from subsidiaries	JPY 33,659 million
2. Management consulting fee income from subsidiaries	JPY 1,546 million
3. Commission fee income from subsidiaries	JPY 205 million
4. Operating expenses to subsidiaries	JPY 260 million
5. Non-operating transactions to subsidiaries	JPY 35 million
6. Net income per Share	JPY 24.14

7. All amounts less than one million yen have been disregarded except for earnings per share.

Proposal 3: Partial Amendments to the Articles of Incorporation

1. Reason for Amendments

(1) Upon the enforcement of the "Corporate Law" (Law No. 86 of 2005), the "Law Concerning Coordination of the Related Laws in Connection with the Enforcement of the Law" (Law No. 87 of 2005), the "Enforcement Regulations of the Law" (Ordinance of the Ministry of Justice No. 12 of 2006) and the "Calculation Regulations" (Ordinance of the Ministry of Justice No. 13 of 2006), the necessary amendments of provisions including items (2) through (8) as well as the revision of composition and order of Chapters and Articles and expressions are intended to be made.

(2) The proposed Article 10 is intended to stipulate that the rights of shares constituting less than one voting unit will be limited to reasonable range compared to the rights of shares constituting one voting unit.

(3) The proposed deletion of the current Article 13 is intended to allow more flexibility in holding a meeting of shareholders because the regulation has been relaxed regarding the place where general meetings of shareholders shall be held.

(4) The proposed Article 12, paragraph 2 is intended to abbreviate the burden of procedures because the public notice of the manager of the register of shareholders has become voluntary.

(5) The proposed Article 18, paragraph 1 is intended to clarify that only one (1) proxy may attend a general meeting of shareholders in place of an individual shareholder.

(6) The proposed Article 25, paragraph 2 is intended to add the provision such that resolutions of a meeting of the board of directors may be approved in the form of writing or electromagnetic records for the purpose of flexible operation of the board of directors.

(7) The proposed Article 36, paragraph 2 is intended to stipulate an agreement that limits the liability of an outside auditor so that such outside auditor may play his/her full part as expected in connection with the execution of his/her duties, because such agreement has been permitted to be executed with an outside auditor.

(8) The proposed Article 39 is intended to appropriately stipulate the exclusion period of dividends because the range of assets which may be distributed as dividends of surplus, etc. has been widened.

2. Substance of Amendments

The substance of amendments is as follows:

(Underline indicates the proposed amendment.)

Current Articles of Incorporation	Proposed Amendment
CHAPTER I: GENERAL PROVISIONS	CHAPTER I: GENERAL PROVISIONS
Article 1 (Trade name)	Article 1 (Trade name)
The Company shall be called "*Kabushiki Kaisha* York Benimaru" and in English, "YORK-BENIMARU CO., Ltd."	(As set forth in the current articles of incorporation.)
Article 2 (Purpose)	Article 2 (Purpose)
The purpose of the Company shall be to engage in the following businesses:	(As set forth in the current articles of incorporation.)
1. Retail trading as department stores, and manufacturing and processing of merchandise associated therewith;	
2. Sale of liquor;	
3. Sale of salt and tobaccos, and processing and sale of grains;	
4. Dealing in antiques and second hand articles;	
5. Sale of pharmaceutical products, medical appliances, chemical products and measuring instruments;	
6. Operation of pharmacies and medical clinics;	
7. Operation of restaurants, event facilities, amusement facilities, and parking facilities;	
8. Non-life insurance agency, liability insurance agency pursuant to the Compulsory Automobile Liability Insurance Law, and life insurance soliciting;	
9. Purchasing, sale, leasing, brokerage and appraisal of real estate; and	
10. Any and all businesses incidental to any of the foregoing items.	
Article 3 (Location of Head Office)	Article 3 (Location of Head Office)
The Company shall have its head office in Koriyama-shi, Fukushima.	The Company shall have its head office in Koriyama-shi, Fukushima.
(New)	Article 4 (Organization)
	In addition to the general meetings of shareholders and the directors, the Company has the following organizations:
	(1) board of directors;

	(2) corporate auditors; (3) board of corporate auditors; and (4) accounting auditor(s)
(Article 4) (Method of Public Notices)	(Article 5) (Method of Public Notices)
Public notices by the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.	Public notices by the Company shall be made in the *Nihon Keizai Shimbun*.
CHAPTER II: SHARES	CHAPTER II: SHARES
Article 5 (Total Number of Shares Authorized to be Issued by the Company)	Article 6 (Total Number of Shares Issuable by the Company)
The total number of shares authorized to be issued by the Company shall be 100,000,000 shares; provided, however, that if a cancellation of shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled.	The total number of shares issuable by the Company shall be 100,000,000 shares.
(New)	Article 7 (Issuance of Share Certificates) The Company shall issue share certificates in respect of shares.
Article 6 (Acqusition of Own Shares)	Article 8 (Acquisition of Own Shares)
The Company may purchase its own shares by a resolution of the Board of Directors in accordance with the provisions of the Commercial Code, Article 211-3, paragraph 1, item 2.	The Company may acquire its own shares by a resolution of the Board of Directors in accordance with the provisions of the Corporate Law, Article 165, paragraph 2.
Article 7 (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Representing Shares Constituting Less Than One Voting Unit)	Article 9 (Number of Shares Constituting One Voting Unit; Non-Issuance of Share Certificates Constituting Less Than One Voting Unit)
The number of shares constituting one voting unit of the Company shall be 100.	1. The number of shares constituting one voting unit of the Company shall be 100.
The Company shall not issue any share certificates representing shares constituting less than one voting unit (hereinafter referred to as "Less-than-One-Voting-Unit-Shares"); provided, however, that in cases set forth in the share handling rules, this shall not apply.	2. Notwithstanding the provisions of Article 7 hereof, the Company shall not issue any share certificates representing shares constituting less than one voting unit; provided, however, that in cases set forth in the share handling rules, this shall not apply.
(New)	Article 10 (Rights of Shares Constituting Less Than One Voting Unit) Shareholders (including beneficial shareholders, and the same shall apply hereinafter) of shares constituting less than one voting unit shall not be entitled to exercise any rights other than the following rights: (1) Rights listed in each item of the Corporate Law, Article 189, paragraph 2. (2) Rights to demand in accordance with the provisions of the Corporate Law, Article 166, paragraph 1. (3) Rights to receive the allocation of offered

	shares and share subscription rights according to the number of shares held by such shareholder.
	(4) Rights to demand as provided in the following Article.
Article 8 (Additional Purchase of Shares of Less than One Voting Unit)	Article 11 (Additional Purchase of Shares of Less than One Voting Unit)
In accordance with the provisions of the share handling rules, any shareholder having Less-than-One-Voting-Unit Shares of the Company (including beneficial shareholders, and the same shall apply hereinafter) shall be entitled to demand that the Company sell such number of shares as may, together with the Less-than-One-Voting-Unit Shares, constitute the number of shares constituting one voting unit.	In accordance with the provisions of the share handling rules, any shareholder shall be entitled to demand that the Company sell such number of shares as may, together with the number of shares constituting less than one voting unit held by them, constitute the number of shares constituting one voting unit.
Article 9 (Transfer Agent)	Article 12 (Manager of Register of Shareholders)
The Company shall appoint a transfer agent with respect to shares.	1. The Company shall appoint a manager of the register of shareholders.
The transfer agent and its handling office shall be designated by a resolution of the board of directors, and a public notice shall be made with respect thereto.	2. The manager of the register of shareholders and its handling office shall be designated by a resolution of the board of directors.
The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Register of Shareholders, Etc.") and the lost-share-certificate register of the Company shall be kept at the handling office of the transfer agent, and the registration of transfers of shares, registration of pledges, indication of shares in trust, purchases and additional purchases of Less-than-One-Voting-Unit Shares, delivery of share certificates, acceptance of notification and other operations relating to shares shall be handled by the transfer agent.	3. Preparation and keeping of the register of shareholders (including the register of beneficial shareholders, and the same shall apply hereinafter), the register of share subscription rights and the lost-share-certificate register of the Company and other operations relating to the register of shareholders, register of share subscription rights and lost-share-certificate register shall be entrusted to the manager of the register of shareholders, and shall not handled by the Company.
Article 10 (Record Date)	(Moved to Article 15 with partial amendments.)
The Company shall deem shareholders registered or recorded in the last Register of Shareholders, Etc. as of the end of each accounting period as the shareholders who shall be entitled to exercise their rights at the annual shareholders' meeting for the accounting period.	
In addition to the preceding paragraph, the Company may establish a record date, if necessary, pursuant to a resolution of the board of directors and upon making a prior public notice thereof.	
Article 11 (Share Handling Rules)	Article 13 (Share Handling Rules)
The denominations of share certificates of the Company, registration of transfers of shares, registration of pledges and indications of shares in trust, purchases and additional purchases of the	The handling of shares of the Company and handling fees therefore shall be governed by the share handling rules prescribed by the board of directors, as well as laws and ordinances and

Less-than-One-Voting-Unit Shares, delivery of share certificates, acceptance of notification and other operations relating to shares shall be governed by the share handling rules prescribed by the board of directors.	these articles of incorporation.
CHAPTER III: SHAREHOLDERS' MEETING	CHAPTER III: SHAREHOLDERS' MEETING
Article 12 (Time of Meeting) An annual shareholders' meeting of the Company shall be convened no later than three (3) months from the day following the end of each accounting period and an extraordinary shareholders' meeting shall be convened whenever necessary.	Article 14 (Convocation) An annual shareholders' meeting of the Company shall be convened in May of each year and an extraordinary shareholders' meeting shall be convened whenever necessary.
Article 13 (Place of Convocation) A general shareholders' meeting shall be convened in the location of the head office of the Company or an area adjacent thereto.	(Deleted)
(Moved from Article 10 with partial amendments.)	Article 15 (Record Date for Annual Meetings of Shareholders) The record date for the voting rights of an annual shareholders' meeting of the Company shall be the last day of February of each year.
Article 14 (Chairperson of the Meeting) The Director-President shall preside over the shareholders' meeting. If the Director-President is unable to so act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place.	Article 16 (Convener and Chairperson) 1. The Director-President shall convene and preside over the shareholders' meeting. 2. If the Director-President is unable to so act, one of the other directors in accordance with an order previously determined by the board of directors shall convene and preside over the shareholders' meeting.
Article 15 (Method of Adopting Resolution) Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting. Special resolutions of a shareholders' meeting governed by Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.	Article 17 (Method of Adopting Resolution) 1. Unless otherwise stipulated by laws or ordinances or these Articles of Incorporation, resolutions of a shareholders' meeting shall be adopted by a majority of the voting rights of the shareholders attending the meeting entitled to exercise voting rights. 2. Resolutions of a shareholders' meeting governed by Article 309, paragraph 2 of the Corporate Law shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of those shareholders who attend the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.
Article 16 (Voting by Proxy) Shareholders may exercise their voting rights by a proxy who shall also be a shareholder of the Company entitled to exercise voting rights. In this case, the shareholder or his/her proxy shall submit, in advance, to the Company a document	Article 18 (Voting by Proxy) 1. Shareholders may exercise their voting rights by a proxy who shall also be one (1) shareholder of the Company entitled to exercise voting rights.

evidencing the authority of such proxy to act as such at each shareholders' meeting.	2. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each shareholders' meeting.
Article 17 (Minutes) The substance of the proceedings and the results of the shareholders' meeting shall be recorded in the minutes, to which the chairperson of the meeting and the directors and corporate auditors present at such meeting shall affix their names and seals.	(Deleted)
CHAPTER IV: BOARD OF DIRECTORS	CHAPTER IV: DIRECTORS AND BOARD OF DIRECTORS
Article 18 (Authority of Board of Directors) In addition to matters stipulated by laws and ordinances, the board of directors shall determine the execution of important business of the Company.	(Deleted)
Article 19 (Convocation of Meetings of the Board of Directors) The Director-President shall convene and preside over meetings of the board of directors. If the Director-President is unable so to act, one of the other directors in an order previously determined by the board of directors shall take the Director-President's place. Notice to convene a meeting of the board of directors shall be given to each director and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened. With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.	(Divided into Articles 23 and 24 with partial amendments.)
Article 20 (Resolutions of the Board of Directors) Resolutions of a meeting of the board of directors shall be adopted by a majority of the directors present at a meeting attended by the directors who constitute a majority of all the directors.	(Moved to Article 25 with partial amendments.)
Article 21 (Minutes) The substance of proceedings and the results of the meetings of the board of directors shall be recorded in the minutes, to which the directors and corporate auditors present at such meetings shall affix their names and seals.	(Deleted)
CHAPTER V: DIRECTORS	(Incorporated to CHAPTER IV)
Article 22 (Number) The Company shall have not more than nineteen (19) directors.	Article 19 (Number) (As set forth in the current articles of incorporation.).
Article 23 (Election) A resolution for the election of directors shall be	Article 20 (Method of Election) 1. Directors shall be elected at a general

adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders. Cumulative voting shall not be used for the election of directors.	meeting of shareholders. 2. A resolution for the election of directors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights. 3. Cumulative voting shall not be used for the election of directors.
Article 24 (Term of Office) The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within one (1) year after their assumption of office. The term of office of a director who has been elected to fill a vacancy or in order to increase the number of directors shall expire when the term of the other directors then serving will expire.	Article 21 (Term of Office) The term of office of directors shall expire at the closing of the annual shareholders' meeting concerning the last business year ending within one (1) year after their appointment.
Article 25 (Directors with Titles) The board of directors may, by its resolutions, appoint one Director-Chairperson, one Director-President, several Director-Deputy Presidents, several Senior Managing Directors and several Managing Directors.	Article 22 (Representative Directors and Directors with Titles) 1. The board of directors shall, by its resolution, appoint Representative Directors. 2. The board of directors may, by its resolution, appoint one Director-Chairperson, one Director-President, several Director-Deputy Chairpersons and several Director-Deputy Presidents.
Article 26 (Representative Directors) The Director-President shall represent the Company. In addition to the preceding paragraph, the board of directors may, by its resolution, appoint directors to represent the Company.	(Deleted)
(Moved from current Article 19 with partial amendments.)	Article 23 (Convener and Chairperson of Meetings of the Board of Directors) 1. Unless otherwise stipulated by laws or ordinances, the Director-President shall convene and preside over meetings of the board of directors. 2. If the Company has a vacancy for the position of Director-President or the Director-President is unable so to act, one of the other directors in accordance with an order previously determined by the board of directors shall convene and preside over the meeting of the board of directors.
(Moved from current Article 19 with partial amendments.)	Article 24 (Convocation Notice of Meetings of the Board of Directors) 1. Notice to convene a meeting of the board of directors shall be given to each director

	and corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened.
	2. With the consent of all directors and corporate auditors, a meeting of the board of directors may be held without conducting the procedures of convocation.
(Moved from current Article 20 with partial amendments.)	Article 25 (Omission of Resolutions of the Board of Directors) If all of the directors consent to the matters to be resolved at the board of directors meeting in writing or electromagnetic records, resolutions of a meeting of the board of directors of the Company shall be deemed to be adopted unless objected to by the corporate auditors.
Article 27 (Compensation) The compensation for directors shall be determined at a shareholders' meeting.	Article 26 (Compensation, Etc.) The compensation, bonus or other proprietary interests to be received by directors from the Company in consideration for performance of their duties (hereinafter referred to as the "Compensation, Etc.") shall be determined by the resolution of a shareholders' meeting.
Article 28 (Executive Advisors and Corporate Advisors) The board of directors may appoint Executive Advisors (*Sodan-yaku*) and Corporate Advisors (*Komon*) by its resolution.	Article 27 (Executive Advisors and Corporate Advisors) (As set forth in the current articles of incorporation.)
Article 29 (Reduction of Directors' Liability, Etc.) The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 12, by a resolution of its board of directors, exempt a director (including a former director) from his/her liability regarding an act mentioned in Article 266, paragraph 1, item 5 to the extent stipulated in the relevant laws and ordinances. The Company may, in accordance with the provisions of the Commercial Code, Article 266, paragraph 19, execute an agreement with an outside director that limits his/her liability for compensation regarding an act mentioned in Article 266, paragraph 1, item 5; provided, however, that the limited amount of liability for compensation pursuant to such agreement shall be the amount stipulated in the relevant laws and ordinances.	Article 28 (Reduction of Directors' Liability, Etc.) 1. In the case of fulfillment of the requirements regarding the liability indemnity as provided in the Corporate Law, Article 423, paragraph 1, the Company may, by a resolution of its board of directors, exempt a director (including a former director) from the amount of his/her liability indemnity minus the minimum amount of liability indemnity stipulated in the relevant laws and ordinances. 2. The Company may execute an agreement with an outside director that limits his/her liability indemnity as provided in the Corporate Law, Article 423, paragraph 1; provided, however, that such limitation shall apply only in the case of fulfillment of the requirements stipulated in the relevant laws and ordinances, and that the limited amount of liability indemnity pursuant to such an agreement shall be the minimum amount of liability indemnity stipulated in the relevant laws

	and ordinances.
CHAPTER VI: BOARD OF CORPORATE AUDITORS	CHAPTER V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 31 (Convocation Notice of Meetings of the Board of Corporate Auditors) Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened. With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.	(Moved to Article 33 with partial amendments.)
Article 32 (Resolutions of the Board of Corporate Auditors) Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.	(Moved to Article 34 with partial amendments.)
Article 33 (Minutes) The substance of proceedings and the results of the meetings of the board of corporate auditors shall be recorded in the minutes, to which the corporate auditors present at such meetings shall affix their names and seals.	(Deleted)
CHAPTER VII: CORPORATE AUDITORS	(Incorporated into CHAPTER V)
Article 34 (Number) The Company shall have not more than five (5) corporate auditors.	Article 29 (Number) (As set forth in the current articles of incorporation.)
Article 35 (Election) Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of all shareholders.	Article 30 (Method of Election) 1. Corporate auditors shall be elected at a general meeting of shareholders. 2. Resolutions for the election of corporate auditors shall be adopted by a majority of the voting rights of those shareholders present at the relevant meeting who shall hold in aggregate one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.
Article 36 (Term of Office) The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last accounting period within four (4) years after their assumption of office. The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired before the expiration of the term of his/her office shall be the same as the remaining term of office of the corporate auditor who has retired.	Article 31 (Term of Office) 1. The term of office of corporate auditors shall expire at the closing of the annual shareholders' meeting concerning the last business year within four (4) years after their appointment. 2. The term of office of a corporate auditor who has been elected to fill a vacancy of a corporate auditor who has retired before the expiration of the term of his/her office shall expire when the remaining term of the predecessor would have expired.
Article 37 (Full-Time Corporate Auditors)	Article 32 (Full-Time Corporate Auditors)

The corporate auditors shall appoint full-time corporate auditor(s) from among themselves.	The board of corporate auditors shall appoint full-time corporate auditor(s) by its resolution.
(Moved from current Article 31 with partial amendments.)	Article 33 (Convocation Notice of Meetings of the Board of Corporate Auditors) 1. Notice to convene a meeting of the board of corporate auditors shall be given to each corporate auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened. 2. With the consent of all corporate auditors, a meeting of the board of corporate auditors may be held without conducting the procedures of convocation.
(Moved from current Article 32 with partial amendments.)	Article 34 (Resolutions of the Board of Corporate Auditors) Unless otherwise stipulated in laws and ordinances, resolutions of a meeting of the board of corporate auditors shall be adopted by a majority of the corporate auditors.
Article 38 (Compensation) The compensation for the corporate auditors shall be determined at a shareholders' meeting.	Article 35 (Compensation, Etc.) The Compensation, Etc. for the corporate auditors shall be determined by the resolution of a shareholders' meeting.
Article 39 (Reduction of Corporate Auditors' Liability) The Company may, in accordance with the provisions of the Commercial Code, Article 280, paragraph 1, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from his/her liability to the extent stipulated in the relevant laws and ordinances.	Article 36 (Reduction of Corporate Auditors' Liability, Etc.) 1. In the case of fulfillment of the requirements regarding the liability indemnity as provided in the Corporate Law, Article 423, paragraph 1, the Company may, by a resolution of its board of directors, exempt a corporate auditor (including a former corporate auditor) from the amount of his/her liability indemnity minus the minimum amount of the liability indemnity stipulated in the relevant laws and ordinances.
(New)	2. The Company may execute an agreement with an outside corporate auditor that limits his/her liability indemnity as provided in the Corporate Law, Article 423, paragraph 1; provided, however, that such limitation shall apply only in the case of fulfillment of the requirements stipulated in the relevant laws and ordinances, and that the limited amount of liability indemnity pursuant to such an agreement shall be the minimum amount of liability indemnity stipulated in the relevant laws and ordinances.
CHAPTER VIII: ACCOUNTING	CHAPTER VI: ACCOUNTING
Article 40 (Business Year)	Article 37 (Business Year)

The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year and the last day of the accounting period shall be the last day of the relevant business year.	The business year of the Company shall be the one-year period from March 1 of each year through the last day of February of the following year.
Article 41 (Payment of Dividends) Profit dividends of the Company shall be paid to shareholders or registered pledges registered or recorded in the last Register of Shareholders, Etc. as of the last day of the accounting period.	(Deleted)
(New)	Article 38 (Record Date for Dividends of Surplus) 1. The record date for final dividends of the Company shall be the last day of February of each year. 2. The record date for interim dividends of the Company shall be the 31st day of August of each year. 3. In addition to the preceding two paragraphs, the Company may pay dividends of surplus by establishing a record date.
Article 42 (Interim Dividends) The Company may, by a resolution of the board of directors, make cash distributions as interim dividends to the shareholders or registered pledges registered or recorded in the last Register of Shareholders, Etc. as of August 31 of each year.	(Deleted)
Article 43 (Exclusion Period for Dividends, Etc.) The Company shall be released from the obligation to pay profit dividends or interim dividends that have not been received after the lapse of three (3) years from the date that the payment of such dividends or interim dividends commenced.	Article 39 (Exclusion Period for Dividends) The Company shall be released from the obligation to pay or deliver final dividends, interim dividends, and other distributions that have not been received after the lapse of three (3) years from the date that payment or delivery of such dividends, interim dividends or other distributions commenced. No interest shall accrue on final dividends, interim dividends, and other distributions.

58

Proposal 4: Election of 6 Directors

The term of office of all current thirteen (13) Directors of the Company will expire at the close of this meeting. Therefore, the shareholders are requested to elect six (6) Directors. The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Resume * The company's name and the candidate's title, if the candidate is any other company's representative	(1) Number of shares of the Company (2) Special interest with the Company
1	Nobutake Sato (August 8, 1938)	Nov. 1964: Joined Ito Yokado Co., Ltd. ("IYC") May 1977: Director of IYC Apr. 1983: Managing Director of IYC May 1985: Senior Managing Director of IYC May 1993: Executive Vice President and Director of IYC May 2000: Chairman and Representative Director of the Company (incumbent) May 2003: Chief Executive Officer (CEO) of the Company (incumbent) May 2003: Executive Vice Chairman of IYC (new company) (incumbent) * President and Director of K.K. Robinson Department Store * President and Director of IY Real Estate Co., Ltd.	(1) 2,000 shares (2) See Note 1 below
2	Zenko Ohtaka (March 1, 1940)	Apr. 1958: Joined K.K. Benimaru Shoten (currently York-Benimaru Co., Ltd.) (the "Company") Oct. 1963: Managing Director of the Company May 1984: Senior Managing Director of the Company May 1994: Vice President and Director of the Company May 2000: President and Representative Director of the Company (incumbent) May 2003: Chief Operating Officer (COO) of the Company (incumbent) Sep. 2005: Director of Seven and I Holdings Co., Ltd. (incumbent) * Chairman and Representative Director of Life Foods Co., Ltd. * Chairman and Representative Director of K.K. Super Kadoya	(1) 1,699,536 shares (2) See Note 2 below
3	Masataka Seino (May 1, 1945)	Feb. 1974: Joined the Company May 1994: Director of the Company May 1996: Managing Director of the Company Feb. 1998: Senior Executive Officer of Operations Department of the Company (incumbent) May 1998: Senior Managing Director of the Company (incumbent) May 2003: Senior Executive Officer of the Company (incumbent)	(1) 10,087 shares (2) None
4	Koichi Ishizaki (July 28, 1948)	Mar. 1972: Joined the Company May 1998: Director of the Company May 2000: Managing Director of the Company May 2003: Managing Executive Officer of the Company May 2004: Senior Managing Director of the Company (incumbent) May 2004: Senior Executive Officer of the Company (incumbent) Feb. 2006: Senior Executive Officer of Business Department of the Company (incumbent)	(1) 2,884 shares (2) None

Candidate No.	Name (Date of Birth)	Resume * The company's name and the candidate's title, if the candidate is any other company's representative		(1) Number of shares of the Company (2) Special interest with the Company
5	Takaji Arai (December 18, 1946)	Sep. 1977: Feb. 1992: May 1992: May 1996: May 2003:	Joined the Company Managing Executive Officer of Planning Department (incumbent) Director of the Company Managing Director of the Company (incumbent) Managing Executive Officer of the Company (incumbent)	(1) 2,224 shares (2) None
6	Yukio Mafune (July 29, 1957)	Mar. 1980: Feb. 2003: May 2003: May 2004:	Joined the Company Managing Executive Officer of Sales Division (incumbent) Executive Officer of the Company (incumbent) Director of the Company (incumbent)	(1) 1,500 shares (2) None

Notes:

1. Candidate Mr. Nobutake Sato concurrently holds the office of representative director of K.K. Robinson Department Store. This company engages in the same business as that of the Company.
2. Candidate Mr. Zenko Ohtaka concurrently holds the office of representative director of Life Foods Co., Ltd. and K.K. Super Kadoya. These companies are engaged in the same business as that of the Company. Mr. Ohtaka represents Life Foods Co., Ltd. and K.K. Super Kadoya in its transactions with the Company.

End

If you send this proxy card by mail, please make sure to drop it into a mailbox, after cutting this part off, so that we may receive it by May 18, 2006.

REQUEST

◎ Please drop this card into a mailbox without affixing a postage stamp.

◎ Please do not use this card on May 19, 2006 or later.

Postage paid by addressee

Approved by Suginami-Minami post office
649

Effective until May 18, 2006

POSTCARD
1688766

York Benimaru Co., Ltd.

c/o Stock Transfer Agency Division
The Chuo Mitsui Trust and Banking Company, Limited

8-4, Izumi 2-chome, Suginami-ku, Tokyo

*Please do not mess the section below, which will be read mechanically.

[numbers and a QR code are printed]

PROXY CARD

Shareholder No.   Number of Exercisable Voting Rights

To York Benimaru Co., Ltd.

I will exercise my voting right(s) with respect to the items of the agenda of the 43rd Annual Shareholders' Meeting of your company to be held on May 19, 2006 (including a continuous meeting and an adjourned meeting) by marking a circle around "For" or "Against" in the relevant box on the right.

Agenda Items	For or Against	
Agenda Item 1	For	Against
Agenda Item 2	For	Against
Agenda Item 3	For	Against
Agenda Item 4	For	Against
(excluding the following candidate(s))		

May ______, 2006

[name and address of a shareholder are printed]

[numbers and a QR code are printed]

(Seal impression)

If you fail to indicate a vote for or against any agenda item, York Benimaru Co., Ltd. shall deem that you vote for it.

York Benimaru Co., Ltd.

If you attend the shareholders' meeting, please submit this proxy card to the receptionist of the meeting without cutting the right part off.

CUT HERE

Shareholder No.:
Number of exercisable voting rights:

(Number of shares comprising one unit: 100 shares)

Details of Number of Shares You Hold:
Total (share(s))
Breakdown
Registered in the register of shareholders: (share(s))
Registered in the register of beneficial shareholders: (share(s))

Request

1. If you do not attend the shareholders' meeting, please complete the proxy card by indicating a vote for or against and affixing your seal, and return the proxy card to us so that we receive it by May 18, 2006.
2. Upon indication of a vote for or against Agenda Item 4, if you would like to indicate a different intention regarding a candidate, please fill in the candidate's number mentioned in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights."
3. For indication of a vote for or against, please use a ball-point pen in black ink and write circles clearly.

York Benimaru Co., Ltd.